# The Influence Board

## Financial Statements for 2022 and 2023

## Footnotes

## March 31, 2024

1) **NATURE OF ORGANIZATION**

The Company was formed in 2011 in Colorado. An initial internet-based Platform was developed to allow a salesperson (Vendor) to meet with an Executive via an 'Auction' model. Initial deployment of this method quickly showed that such meetings were rarely productive for either of the parties because the salesperson who had the most money in order to win the auction did not necessarily have a topic of interest for the Executive. The concept was shelved for the time being.

Then in 2017, the current Influence Board platform was developed that included a number of strategies to much better match the interests of the salesperson and the Executive. A number of features included in the new Platform are now patented. The Platform provides a salesperson (Vendor) a very efficient AND effective was to meet with their targeted Prospect (Executive) in exchange for a Meeting Fee (meeting value is established by the Executive) which is provided to the Executive's favorite charity via the Platform.

The Company has two primary drivers of revenue. First, when a Meeting is held via a Platform transaction, the Company receives an Admin fee of 17% in addition to the Meeting Fee (which is simply passed through to a Charity) that is provided by the Sales vendor. Second, the Company also provides contracted clients with a basket of Premium Services whereby the Company works to get the client specific meetings with typically very large and hard to reach Prospects.

2) **EQUITY STRUCTURE**

The Company has authorized 1,000,000 of common shares with a par value of $0.001 per share. 1,720 shares were issued and outstanding as of 12/31/21. 1,841 shares were issued and outstanding as of 12/31/22. 1,860 shares were issued and outstanding as of 12/31/23. The 2023 Crowd Note financing will convert into 20 common shares at some future point in time. Finally, 60 of the outstanding shares have been granted to advisory board members since 1/1/21. All such shares were vested as of 12/31/23.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has not issued any preferred shares.

The Company has issued three convertible notes with an outstanding Principal balance totaling $125,000 as of 12/31/22 and 12/31/23. These notes are convertible into 97 shares of common stock at the option of the holders.

The Company does not currently have an employee stock option program. However, one is being considered in the future.

Common Shares have seen a consistently increasing value from $1,500 per share in 2017 to the most recent valuation of $9,991 per share in the first quarter of 2024.

## 3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with the generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets
that are either directly or indirectly observable;
And

Level 3: is defined as unobservable inputs which little or no market data exists, requiring an entity to develop its assumptions.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Platform Meeting Fees and Admin Fees are recorded as deferred revenue when the cash is received upon the Meeting Request being submitted by the salesperson (Vendor). These fees are then recognized as revenue at the time the meeting is completed.

Premium Services revenue is recognized the month the service is provided.

4) **RELATED PARTY TRANSACTIONS:**

In 2023, the Company paid $163,896 for services provided by Janium, a vendor to the company in which the founder of the company owns a 10% equity share.

5) **LEASES**

The Company does not have any significant operating leases or capital leases.

6) **SUBSEQUENT EVENTS**

In January of 2024, the Company expanded the platform to include conversations relating to micro-mentoring of students or young professionals by business influencers. This modification has resulted in a meaningful increase in the rate business influencers are joining the platform as part of outreach efforts.

7) **CONCENTRATIONS**

Premium Service fees accounted for 81% of Total Revenue in 2021 and 87% in 2022 and 85% in 2023.  In 2023, three customers accounted for 41%, 26% and 25% of the Premium Services revenue.  In 2022, three customers accounted for 35%, 29% and 19% of the Premium Services revenue.  In 2021, three customers accounted for 44%, 35% and 22% of the Premium Services revenue.

The Premium Services segment of the business is expected to provide a majority of the Company revenue again in 2024, but the % of total revenue represented is expected to decline over time.

8) **DEBT DISCLOSURES AND MATURITIES**

The Company issued 36-month, 6.0% convertible notes, with a principal of $125,000 and a conversion price of $1,650 per common share in May 2019.  These Notes have 3 note holders.  At the original maturity date in May of 2022, these notes were extended by mutual agreement to May 2023.  They were again extended in 2023 to mature in May and September of 2024.  As the most recent common share price was over $9,000, we expect that these notes will be converted into shares or extended again in May of 2024.  The Company also feels very confident that such debt could be retired by issuing new common shares as needed.  Any new share price greater than $1,650 per share would be accretive on a fully diluted basis to common shareholders.